Exhibit 16.1

June 11, 2020

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Commissioners:

We have read CCF Holdings, LLC and Subsidiaries statements included in Items 4.01(a) and 4.02(b) of its Form 8-K, which we understand will be filed on June 11, 2020.  We agree with such statements concerning our Firm, with the exception of the reference to 13 years in the second paragraph of the Item 4.01(a). Due to RSM’s record retention policies, we are only able to confirm that over the past 7 years in which RSM (or its predecessor) has audited the financial statements of CCF or CCFI, neither RSM nor any predecessor of RSM has brought any material matter to CCF’s or CCFI’s attention that would affect CCF’s or CCFI’s financial statements or internal control over the financial reporting of CCF or CCFI.

Sincerely,

/s/ RSM US LLP